As Filed with the Securities and Exchange Commission on October 28, 2005
Registration No. 333-118657
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 4
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MTI TECHNOLOGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	95-3601802 (I.R.S. Employer Identification No.)
17595 Cartwright Road, Irvine, California 92614
(949) 251-1101
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Thomas P. Raimondi, Jr.
President and Chief Executive Officer
MTI Technology Corporation
17595 Cartwright Road
Irvine, California 92614
(949) 251-1101
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Tamara Powell Tate, Esq.
Morrison & Foerster LLP
19900 MacArthur Boulevard, Twelfth Floor
Irvine, California 92612
     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the Registration Statement containing this prospectus, which was filed with the Securities and Exchange Commission, is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 28, 2005
PROSPECTUS
MTI TECHNOLOGY CORPORATION
7,292,278 Shares of Common Stock
($0.001 par value)
     This prospectus relates to the resale, from time to time, by the selling stockholders named in this prospectus of up to 7,292,278 shares of our common stock, consisting of 5,667,970 shares of our common stock issuable upon the conversion of our Series A Convertible Preferred Stock and 1,624,308 shares of common stock that are issuable upon the exercise of the warrants sold to the selling stockholders in a private placement on June 17, 2004. The shares are being registered pursuant to certain registration rights granted to the selling stockholders in connection with the private placement.
     The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.
     Our common stock is traded on The Nasdaq SmallCap Market under the symbol “MTIC.” On October 27, 2005, the last reported sale price of our common stock was $1.39 per share.
See “Risk Factors” beginning on page 6 to read about the risks you should consider carefully before buying shares of our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is October   , 2005.

ABOUT MTI TECHNOLOGY CORPORATION
     In this prospectus, the terms “MTI”, the “Company”, “we”, “us” and “our” refer to MTI Technology Corporation.
     We are a multinational total information storage infrastructure solutions provider that offers a wide range of storage systems, software, services and solutions that are designed to help organizations get more value from their information and maximize their information technology (IT) assets. With a strategy known as Information Lifecycle Management (ILM), we help organizations organize, protect, move and manage information on the lowest-cost storage system appropriate for the level of protection and the speed of access needed at each point in information’s life. ILM strives to simultaneously lower the cost of and reduce the risk of managing information, no matter what format it is in – documents, images or e-mail – as well as the data that resides in databases. ILM is designed to provide cost-effective business continuity and more efficient compliance with government and industry regulations. Through our broad array of offerings, we seek to help customers lower total operating costs, optimize service and performance and build a more responsive IT infrastructure.
     In March 2003, we became a reseller and service provider of EMC Automated Networked Storage™ systems and software, pursuant to a reseller agreement with EMC Corporation, a world leader in information storage systems, software, networks and services. Although we focus primarily on EMC products, we also support and service customers that continue to use our MTI-branded RAID controller technology and partnered independent storage technology. The terms of the EMC reseller agreement do not allow us to sell data storage hardware that competes with EMC products. As an EMC reseller, we combine our core services capabilities, including storage networking assessment, installation, resource management and enhanced data protection, with the complete line of EMC Automated Networked Storage systems and software, focusing on the CLARiiON® family of systems. We design and implement solutions that incorporate a broad array of third party products to meet customer requirements in the areas of storage area networks, network attached storage, high-availability systems for enhanced business continuance, data protection systems incorporating enhanced backup and recovery, ILM, archiving and tape automation. We also enhance the value of our storage solutions through our 24 hour, seven days per week support and service infrastructure, which includes an international network of on-site field engineers, a storage solution laboratory, and global technical support centers. The EMC reseller agreement will expire in March 2009. Thereafter, and subject to mutual agreement, the EMC reseller agreement is automatically renewed for successive one-year renewal periods until terminated by either party with a 90-day notice. The sale of EMC products accounted for 81% and 56% of product revenue in fiscal year 2005 and 2004, respectively.
     We strive to differentiate ourselves from other resellers of EMC products. As the only EMC reseller that sells EMC disk-based storage products exclusively, we believe that we receive favorable pricing, rebates and access to training. As a service-enabled EMC reseller, unlike many resellers that only sell hardware and software, we generally do not rely on other service providers to fulfill the maintenance and professional services requirements for our customers. Not only do we sell hardware and software, we are able to provide a full offering of professional services and maintenance to our customers.
     We have a history of recurring losses and net cash used in operations. In fiscal years 2005 and 2004 we incurred net losses of $15.8 million and $3.9 million, respectively. Our cash used in operations was $4.4 million and $10.9 million in fiscal years 2005 and 2004, respectively. We had $2.3 million in working capital as of April 2, 2005 and a working capital deficit of $0.1 million as of July 2, 2005. Our future is dependent upon many factors, including but not limited to, improving revenues and margins, continuing our relationship with EMC, expanding our service offerings, receiving market acceptance of new products and services, recruiting, hiring, training and retaining significant numbers of qualified personnel, forecasting revenues, controlling expenses and managing assets. If we are not successful in these areas, our future results of operations could be adversely affected.
     We were incorporated in California in March 1981 and reincorporated in Delaware in October 1992. Our principal executive offices are located at 17595 Cartwright Road, Irvine, California 92614. Our telephone number at that location is (949) 251-1101. Our web site can be found at www.mti.com. The information contained on, or linked to, our web site does not constitute a part of this prospectus.

Recent Developments
Series B Financing.
     On August 19, 2005, we entered into a Securities Purchase Agreement with the selling stockholders named in this prospectus, whom we sometimes refer to as the “Series B Purchasers.” Pursuant to the terms of the Securities Purchase Agreement, subject to stockholder approval and the satisfaction of certain customary closing conditions, we agreed to issue and sell to the Series B Purchasers, in a private placement transaction, a number of shares of our Series B Convertible Preferred Stock equal to $20 million divided by the purchase price per share, which will be the lesser of $19.50 or 10 times 90% of the average closing price per share of our common stock on The Nasdaq SmallCap Market for the 15 trading days prior to (and not including) the closing date of the Series B Convertible Preferred Stock sale. There is no ceiling on the number of shares of Series B Convertible Preferred Stock to be issued in the transaction.
     We also agreed in the Securities Purchase Agreement to issue to the Series B Purchasers warrants to purchase a number of shares of our common stock equal to 37.5% of the number of shares of common stock into which the shares of Series B Convertible Preferred Stock are convertible on the closing date of the Series B financing. We refer to the transactions contemplated by and in the Securities Purchase Agreement, including the proposed sale and issuance of Series B Convertible Preferred Stock and related warrants and the issuance of common stock upon conversion or exercise of those securities, as the “Series B financing.”
     Each share of Series B Convertible Preferred Stock will be convertible at any time at the option of the holder into a number of shares of common stock equal to the Series B Convertible Preferred Stock’s stated value (plus any accumulated and unpaid dividends) divided by its conversion price, which is defined in and subject to adjustment in certain circumstances as set forth in the certificate of designation that will govern the rights, preferences and privileges of the Series B Convertible Preferred Stock. The conversion price will not be subject to adjustment due solely to fluctuations in the trading price of our common stock. Each share of Series B Convertible Preferred Stock will initially be convertible into 10 shares of common stock.
     We made representations and warranties in the Securities Purchase Agreement regarding our corporate existence and power, authorization, compliance with laws and regulations, our material contracts, capitalization and financial statements, tax matters, rights to intellectual property, affiliate transactions, brokers and certain other representations and warranties customary for a Series B financing of securities. These representations and warranties are qualified by disclosure schedules. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts. In addition, facts may have changed since the time the representations and warranties were made. In addition, the Securities Purchase Agreement provided for covenants by us relating to our conduct prior to closing, such as conducting our and our subsidiaries’ businesses in the ordinary course, and the maintenance of directors’ and officers’ insurance and certain other covenants customary for a Series B financing of securities. We also agreed to provide the Series B Purchasers with rights of indemnification for any losses they may incur in the event of a breach of any of our representations, warranties or covenants. In certain instances, indemnification may be made through the issuance of additional shares of Series B Convertible Preferred Stock and related warrants. The maximum amount of aggregate losses incurred for which we would be liable for indemnification under the Securities Purchase Agreement is $8,000,000. We also agreed, among other things, that we will use a portion of the proceeds of the transaction to pay the Series B Purchasers’ transaction expenses and for general working capital purposes.
     We will be obligated to pay the Series B Purchasers a termination fee of $1 million if the Securities Purchase Agreement is terminated: (i) by the Series B Purchasers following a breach of any of our representations, warranties, covenants and agreements that would cause certain closing conditions to not be satisfied, and such breach is not cured by the earlier of 30 days after we receive notice of the breach or November 15, 2005; (ii) by us or the Series B Purchasers if consummation of the transactions contemplated by the Securities Purchase Agreement becomes illegal or otherwise permanently prohibited; or (iii) upon our stockholders approving a “superior proposal” (as defined in the Securities Purchase Agreement), which termination would occur automatically upon such an approval under the terms of the Securities Purchase Agreement.
     Pursuant to the terms of the Securities Purchase Agreement, we also agreed to, if the Series B financing is completed, enter into an Amended and Restated Investor Rights Agreement with the Series B Purchasers which will, among other things, entitle them to require us to file a registration statement with the SEC to register the resale of the shares of common stock issuable upon conversion or exercise of the Series B Convertible Preferred Stock and warrants that they receive in the Series B financing. The Amended and Restated Investor Rights Agreement will also entitle the Series B Purchasers to elect one member to our Board of Directors and to designate up to two individuals to attend our board meetings as non-voting observers. See “Selling Stockholders—Investor Rights Agreement” for additional information about the Amended and Restated Investor Rights Agreement.
     In connection with the Series B financing, we agreed to adopt a Certificate of Amendment of the Certificate of Designation of our Series A Convertible Preferred Stock. The Certificate of Amendment must be approved by our stockholders at the Annual Meeting in order to be adopted, and will not be adopted if the Series B financing is not completed. The Certificate of Amendment will, if adopted, amend the Certificate of Designation to: (i) remove the “conversion threshold” provision that it currently contains; (ii) revise the liquidation preferences of the Series A Convertible Preferred Stock in light of the issuance of the Series B Convertible Preferred Stock; and (iii) make conforming changes to the preemptive rights granted to the Series A Convertible Preferred Stock to reflect the issuance of the Series B Convertible Preferred Stock. See “Selling Stockholders—Certificate of Designation” for additional information about the Certificate of Amendment.

Preliminary Second Quarter Results; Adjournment; Series B Waiver.
     On October 11, 2005, we issued a press release to report, among other things, certain preliminary financial results for our fiscal second quarter ended October 1, 2005. Based on preliminary and unaudited information available to us, we noted in the press release that we expected revenue for the second quarter of fiscal 2006 to be between $30-$33 million, or approximately the same as revenue in the second quarter of the prior year, but lower than revenue of $39.3 million for the prior quarter. We also noted that orders were particularly weak in Germany, France and the southeastern part of the United States in the second quarter of fiscal 2006, and that our management believed the weakness reflected delayed customer buying decisions. We further noted in the press release that we were expecting to report an operating loss of $2.5-$3.5 million for the second quarter of fiscal 2006.
     On October 11, 2005, we also entered into a letter agreement with the Series B Purchasers. Pursuant to the terms of the letter agreement, we agreed that specified facts included in the press release constitute a “material adverse effect” for limited purposes under the Securities Purchase Agreement, including specified representations and warranties that we made to the Series B Purchasers and specified conditions to the Series B Purchasers’ obligations under the Securities Purchase Agreement. In return, the Series B Purchasers agreed, among other things, to waive the right to assert or claim a breach of, or the inability to satisfy conditions of, specified provisions of the Securities Purchase Agreement with respect to the revenue and operating loss disclosed in the press release. The Series B Purchasers reserved any rights not explicitly waived in the letter agreement, including with respect to any “material adverse effect” (including the reasons for the financial results referenced in the letter agreement). We further agreed, among other things, to take all actions reasonably necessary to cause our 2005 Annual Meeting of Stockholders to be adjourned (before acting on the proposals to be considered at the Annual Meeting) to a date from 15 to 20 business days following the issuance of the press release, and to timely file and deliver supplementary proxy materials to our stockholders in connection with the adjourned annual meeting.
     The letter agreement is only effective and enforceable against the Series B Purchasers if, among certain other requirements, at least 15 trading days on the Nasdaq SmallCap Market have elapsed between the date the press release was issued (October 11, 2005) and the date the Series B financing is closed, and if we were not in breach of our obligations under the Securities Purchase Agreement or with respect to the accuracy of our representations and warranties contained therein as of the date of the letter agreement as if such date were the closing date.
     We have proposed that our stockholders approve the Series B financing and the Certificate of Amendment at our 2005 Annual Meeting of Stockholders. Our 2005 Annual Meeting of Stockholders was convened on October 13, 2005, and was adjourned to November 1, 2005 before any action was taken by our stockholders on the proposals to be considered at the Annual Meeting, including the proposals to approve the Series B financing and the Certificate of Amendment. We expect that all such proposals will be presented for stockholder action when the Annual Meeting reconvenes.

     Additional information regarding the Securities Purchase Agreement, the letter agreement, the Amended and Restated Investor Rights Agreement, the Certificate of Amendment and the transactions contemplated by and in those documents is included in our current report on Form 8-K filed with the SEC on August 22, 2005, in our definitive proxy statement on Schedule 14A filed with the SEC on September 6, 2005, in our current report on Form 8-K filed with the SEC on October 11, 2005, and in our definitive additional proxy materials on Schedule 14A filed with the SEC on October 24, 2005.

RISK FACTORS
     Your investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus and incorporated by reference in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.
We are dependent upon EMC as the main supplier for our storage solutions, and disruptions in supply or significant increases in costs could harm our business materially.
     In March 2003, we entered into a Reseller Agreement with EMC where we became a reseller of EMC storage products. The agreement gives us a right to sell and license EMC hardware and software products but also restricts our ability to resell data storage hardware platforms that compete with EMC products. As a result of the agreement, we depend on EMC to manufacture and supply us with their storage products. We may fail to obtain required storage products in a timely manner or to obtain it in the quantities we desire in the future. If EMC were to decide to modify its channel strategy, it may cease supplying us with their storage products. If EMC were to unexpectedly cancel the reseller agreement, we may be unable to find other vendors as a replacement in a timely manner or of acceptable quality. Any interruption or delay in the supply of EMC storage products, or the inability to obtain these products at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders. This lost storage product revenue could harm our business, financial condition and operating results rendering us unable to continue operating at our current level of operations.
     In the first quarter of fiscal 2005 we became an EMC Premier Velocity Partner, which has allowed us to earn certain performance based rebates. In fiscal 2005 we recorded performance based rebates of $1.7 million. There is no guarantee that we will earn these rebates in the future or that EMC will continue to offer such rebate program. Our failure to earn these performance rebates could have an adverse impact on our results of operations.
We may need additional financing to continue to carry on our existing operations and such additional financing may not be available.
     We require substantial working capital to fund our operations. We have historically used cash generated from our operations, equity capital and bank financings to fund capital expenditures, as well as to invest in and operate our existing operations. In December, 2004, we granted EMC a security interest in certain of our assets to secure our obligations to EMC, including the obligations under our existing supply agreements with EMC. The assets pledged as collateral consist primarily of our accounts receivable generated from our sale of EMC products and services, related inventory and the proceeds of such accounts receivable and inventory. We had previously granted a security interest in all of our personal property assets to The Canopy Group, Inc., as security for our obligations to Canopy in connection with Canopy’s guaranty of our indebtedness to Comerica Bank. To enable us to pledge the collateral described above to EMC, Canopy delivered to us a waiver and consent releasing Canopy’s security interest in the collateral to be pledged to EMC and consenting to our security agreement with EMC. Canopy retained its existing lien on our personal property assets that were not pledged to EMC. As a result of these transactions, the majority of our personal property assets are unavailable as collateral for new borrowings without the consent of EMC or Canopy.
     Additionally, there is often a time gap between when we are required to pay for a product received from EMC (which is due net 45 days from shipment) and the time when we receive payment for the product from our customer (which often occurs after payment is due to EMC). Due to our sales growth since fiscal year 2004, a significant and increasingly larger portion of our working capital resources must be used to cover amounts owed to EMC during the gap periods. If we are not able to maintain sufficient working capital resources to fund payments due to EMC during these gap periods, we could default on or be late in our payments to EMC, which could harm our relationship with EMC, cause EMC to stop or delay shipments to our customers or otherwise reduce the level of business it does with us, harm our ability to serve our customers and otherwise adversely affect our financial performance and operations.
     We believe that our working capital, availability on the Comerica line of credit and expected cash flow from operating activities will be sufficient to meet our operating and capital expenditure requirements for at least the next 12 months. Projections for our capital requirements are subject to numerous uncertainties, including the cost savings expected to be realized from the restructuring, the amount of service and product revenue generated in fiscal 2006 and general economic conditions. If we do not realize substantial cost savings from our restructuring, improve revenues and margins, and achieve profitability, we expect to require additional funds in order to carry on our operations, and may seek to raise such funds through bank borrowings or public or private offerings of equity or debt securities or from other sources. Any such activity requires the approval of EMC, Canopy and the Series A investors. No assurance can be given that EMC, Canopy or our Series A investors will consent to such new financing, that additional financing will be available or that, if available, will be on terms favorable to us. Furthermore, there can be no assurance that the Series B financing will be completed. If the Series B financing is not completed it would adversely affect our ability to increase headcount and pursue strategic opportunities, and could require us to take additional cost-cutting measures or to seek other financing. If additional financing is required but not available to us, we would have to implement additional measures to conserve cash and reduce costs, which may include, among other things, making additional cost.

reductions. However, there is no assurance that such measures would be successful. Our failure to raise required additional funds or to complete the Series B financing would adversely affect our ability to:
•	grow the business;

•	maintain or enhance our product offerings;

•	respond to competitive pressures; and

•	continue operations.
     Additional funds raised through the issuance of equity securities or securities convertible into our common stock, such as the securities to be issued in the Series B financing, may include restrictive covenants and have the following negative effects on the then current holders of our common stock:
•	dilution in percentage of ownership in MTI;
•	economic dilution if the pricing terms offered to investors are more favorable to them than the current market price; and
•	subordination of the rights, preferences or privileges of common stockholders to the rights, preferences or privileges of new security holders.
The storage market is characterized by rapid technological change, and our success will depend on EMC’s ability to develop new products.
     The market for data storage products is characterized by rapid technology changes. The market is sensitive to changes in customer demands and very competitive with respect to timely innovation. New product introductions representing new or improved technology or industry standards may cause our existing products to become obsolete. When we became a reseller of EMC disk-based storage products, we agreed not to sell data storage hardware platforms that compete with EMC products. EMC’s ability to introduce new or enhanced products into the market on a timely basis at competitive price levels will affect our future results.
The markets for the products and services that we sell are intensely competitive, which may lead to reduced sales of our products, reduced profits and reduced market share for our business.
     The market for our products and services is intensely competitive. If we fail to maintain or enhance our competitive position, we could experience pricing pressures and reduced sales, margins, profits and market share, each of which could materially harm our business. Furthermore, new products and technologies developed by third parties may depress the sales of existing products and technologies. Our customers’ requirements and the technology available to satisfy those requirements are continually changing. We must be able to respond to these changes in order to remain competitive. Since we emphasize integrating third party products, our ability to respond to new technologies will be substantially dependent upon our contractual relationships with the third parties whose products we sell, particularly EMC. In addition, we must be able to quickly and effectively train our employees with respect to any new products or technologies developed by our third party suppliers and resold by us. Since we are not exclusive resellers, the third party products we sell are available from a large number of sources. Therefore, we must distinguish ourselves by the quality of our service and support. The principal elements of competition in our markets include:
•	quality of professional services consulting and support;
•	responsiveness to customer and market needs;
•	product price, quality, reliability and performance; and
•	ability to sell, service and deploy new technology.
     We have a number of competitors in various markets, including: Hewlett-Packard, Sun Microsystems, IBM, Hitachi and Network Appliance, each of which has substantially greater name recognition, marketing capabilities, and financial, technological, and personnel resources than MTI.
     Certain of our sales transactions are generated through sales leads received from EMC. Although EMC’s primary sales focus is currently on large-enterprise customers, should EMC change its strategy and begin to sell directly to the small-to-mid-enterprise customers, or work more closely with other resellers, it could have an adverse impact on our results of operations.

Our stock ownership is concentrated in a few stockholders who may be able to influence corporate decisions.
     Our stock ownership is concentrated in a few stockholders who may be able to influence corporate decisions. As a result of this, these few stockholders may be able to influence our actions that require stockholder approval, in particular with regard to significant corporate transactions. Among other things, this may delay or prevent a change in control of us that may be favored by other stockholders, and may in general make it difficult for us to effect certain actions without the support of our larger stockholders.
     Through December 17, 2004, Ralph J. Yarro III, one of our Directors, was a Director, President and Chief Executive Officer of Canopy. Also through December 17, 2004, Darcy G. Mott, one of our Directors, was Vice President, Treasurer and Chief Financial Officer of Canopy. Effective March 10, 2005, Mr. Yarro and Mr. Mott resigned from their positions on our Board of Directors . Subsequent to fiscal year 2005, we appointed Mr. William Mustard to our Board of Directors . Mr. Mustard replaced Mr. Yarro as President and CEO of Canopy. As of April 2, 2005, Canopy beneficially owned approximately 35% of our common stock.
     In addition, the holders of our Series A Convertible Preferred Stock, as a result of their acquisition of securities issued in our June 2004 private placement, beneficially own approximately 14% of the Company’s outstanding common stock. Other than election of directors, the holders of Series A Convertible Preferred Stock generally have the right to vote on any matter with the holders of common stock, and each share of Series A Convertible Preferred Stock is entitled to 8.5369 votes. The approval of the holders of a majority of the Series A Convertible Preferred Stock, voting as a class, will be required to approve certain corporate actions, including:
•	any amendment of our charter or by-laws that adversely affects the holders of Series A Convertible Preferred Stock;

•	any authorization of a class of capital stock ranking senior to, or on parity with, the Series A Convertible Preferred Stock;

•	any increase in the size of our Board of Directors to greater than eight members or any change in the classification of the Board of Directors;

•	certain redemptions or repurchases of capital stock acquisitions of capital stock or assets from other entities;

•	effecting, or entering into any agreement to effect, any merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up or similar transaction (a “Liquidation Event”) involving us or any of our subsidiaries;

•	any sale of assets of ours or a subsidiary which is outside the ordinary course of business;

•	any purchase of assets of or an equity interest in another entity for more than $5 million; and

•	any incurrence of additional debt for borrowed money in excess of $1 million.
     The holders of Series A Convertible Preferred Stock, exclusively and as a single class, are entitled to elect one member of our Board of Directors.
     In connection with the Series A financing, the Series A investors, us and The Canopy Group, Inc. entered into a Voting Agreement, pursuant to which, when any matter involving a significant corporation transaction (such as a merger, consolidation, liquidation, significant issuance of voting securities by us, sale of significant company assets, or acquisition of significant assets or equity interest of another entity) is submitted to a vote of our stockholders, Canopy has agreed that either (a) our common stock that Canopy holds will be voted in proportion to the Series A investors’ votes on the matter, or (b) if Canopy wishes that any of its common stock be voted differently than in proportion to the Series A investors’ votes, Canopy will, if so required by a Series A investor, purchase from the Series A investor(s) with which the Canopy votes are not aligned all or any portion (as required by the Series A investor) of such investor’s Series A Convertible Preferred Stock. The per share price in any such purchase is to equal two times the sum of (x) the stated value of a share of Series A Convertible Preferred Stock plus (y) any accrued but unpaid dividends thereon. At any stockholder meeting at which members of the Board are to be elected and the Series A investors do not then have either a Series A Director on the Board or the power at such election to elect a Series A Director to the Board, Canopy has agreed to vote in favor of one nominee of the Advent Funds and the Series A investors have agreed to vote in favor of a Canopy nominee. Currently, Canopy beneficially owns approximately 35% of our outstanding common stock (calculated assuming conversion of all outstanding Series A Convertible Preferred Stock, but excluding outstanding options and warrants).
     On August 19, 2005, we entered into a Securities Purchase Agreement pursuant to which we will, subject to stockholder approval and the satisfaction of certain customary closing conditions, issue and sell to the Series B Purchasers shares of our Series B Convertible Preferred Stock and warrants exercisable for 37.5% of the shares of common stock into which the shares of Series B Convertible Preferred Stock are initially convertible. The number of shares of Series B Convertible Preferred Stock that we will issue in the transaction, if it is completed, will equal $20 million divided by the purchase price per share, which will be the lesser of $19.50 or 10 times 90% of the average closing price per share of our common stock on The Nasdaq SmallCap Market for the 15 trading days prior to (and not including) the closing date of the Series B Convertible Preferred Stock sale. There is no ceiling on the number of shares of Series B Convertible Preferred Stock that we may be required to issue in the transaction.
     If the Series B financing is completed, the amount of our stock beneficially owned by the Series B Purchasers (who also currently hold our Series A Convertible Preferred Stock) will be significantly increased and our stock ownership will be further concentrated in the Series B Purchasers, who will as a result have an increased ability to influence our actions that require stockholder approval, particularly with regard to significant corporate transactions. The holders of our Series B Convertible Preferred Stock will, if the Series B financing is completed, have voting rights comparable to the rights of the holders of our Series A Convertible Preferred Stock described above. Additionally, the holders of our Series B Convertible Preferred Stock, exclusively and as a single class, will be entitled to elect one member of our Board of Directors, as well as to designate up to two individuals to attend our board meetings as non-voting observers. For additional information regarding the potential increase in the stock ownership of the Series B Purchasers, see “Principal Stockholders”.
Our future operating results may depend on the success of our cost reduction initiatives.
     In fiscal year 2003, we implemented restructuring activities in an effort to reduce costs. In fiscal year 2005, we implemented additional restructuring activities related to the closure of our Dublin, Ireland facility. These measures included reductions in our workforce and the partial or complete closure of certain under-utilized facilities, including offices. We cannot predict with any certainty the long-term impact of our workforce reductions. Reductions in our workforce could negatively impact our financial condition and results of operations by, among other things, making it difficult to motivate and retain the remaining employees, which in turn may affect our ability to deliver our products in a timely fashion. We also cannot assure you that these measures will be successful in achieving the expected benefits within the expected time frames, or at all, or that the workforce reductions will not impair our ability to achieve our current or future business objectives.
We are party to long term, non-cancelable facility leases for facilities which we do not use and may not be able to sublease on terms that will offset our lease obligations, which may result in a continuing unfavorable impact on our cash position.
     We are party to long term, non-cancelable facility leases with respect to facilities we no longer utilize and which are located in geographic regions that have undergone a significant decrease in real property values. For example, we no longer utilize our facilities in Sunnyvale, California, Westmont, Illinois, Raleigh, North Carolina and various facilities in Europe. As a result, we are obligated to continue making lease payments related to our unutilized facilities. In the aggregate, in fiscal year 2006, 2007 and 2008, we are obligated to pay gross lease payments of approximately $1.3 million, $0.7 million and $0.6 million, respectively, for facility space which we no longer utilize, and we cannot assure you that we will be able to continue to sublease the unutilized facilities on terms that will significantly offset these obligations.
A significant portion of our revenues occurs in the last month of a given quarter. Consequently, our results of operations for any particular quarter are difficult to predict.
     We have experienced, historically, a significant portion of our orders, sales and shipments in the last month or weeks of each quarter. In fiscal year 2005, 31%, 63%, 65% and 63%, respectively, of our total revenue was recorded in the last month of each successive quarter. We expect this pattern to continue, and possibly to increase, in the future. This uneven pattern makes our ability to forecast revenues, earnings and working capital requirements for each quarter difficult and uncertain. If we do not receive orders that we have anticipated or complete shipments within a given quarter, our results of operations could be harmed materially for that quarter. Additionally, due to receiving a significant portion of our orders in the last month of the quarter, we may experience a situation in which we have exceeded our credit limits with our vendors thereby making our ability to ship to our customers very difficult. If we experience such situations and are unable to extend our credit limits with our vendors, this could materially harm our results of operations.
Our quarterly results may fluctuate from period-to-period. Therefore, historical results may not be indicative of future results or be helpful in evaluating the results of our business.
     We have experienced quarterly fluctuations in operating results and we anticipate that these fluctuations may continue into the future. These fluctuations have resulted from, and may continue to be caused by, a number of factors, including:
•	the size, timing and terms of customer orders;

•	the introduction of new products by our competitors and competitive pricing pressures;

•	the timing of the introduction of new products and new versions of best-of-breed products;

•	shifts in our product or services mix;

•	changes in our operating expenditures; and

•	decreases in our gross profit as a percentage of revenues for mature products.
     Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indications of our future performance. We cannot assure you that we will be profitable on a quarter-to-quarter basis or that our future revenues and operating results will meet or exceed the expectations of securities analysts and investors. Failure to be profitable on a quarterly basis or to meet such expectations could cause a significant decrease in the trading price of our common stock. The table below quantifies the fluctuations in our period-to-period results in fiscal year 2005 (amounts in thousands).

	TOTAL	GROSS	OPERATING	NET
	REVENUE	PROFIT	LOSS	LOSS
2005:
Fourth quarter	$35,561	$4,487	$(8,223)	$(9,516)
Third quarter	39,516	7,772	(3,255)	(3,205)
Second quarter	31,500	7,213	(2,408)	(2,981)
First quarter	26,036	6,047	(1,697)	(1,918)

Total	$132,613	$25,519	$(15,583)	$(17,620)

Our solutions are complex and may contain undetected software or hardware errors that could be difficult, costly, and time-consuming to repair.
     Although we have not experienced significant undetected software or hardware errors to date, given the complex nature of our solutions, we believe the risk of undetected software or hardware errors may occur in networking products primarily when they are first introduced or as new versions of products are released. These errors, if significant, could:
•	adversely affect our sales;

•	cause us to incur significant warranty and repair costs;

•	cause significant customer relations problems;

•	harm our competitive position;

•	hurt our reputation; and

•	cause purchase delays.
Any of these effects could materially harm our business or results of operations.
All domestic employment at MTI, including employment of our domestic key personnel, is “at will.”
     Both we and our U.S. employees have the right to terminate their employment at any time, with or without advance notice, and with or without cause. We believe that our success is dependent, to a significant extent, upon the efforts and abilities of our salespeople, technical staff and senior management team, particularly our executive officers, who have been instrumental in setting our strategic plans. The loss of the services of our key personnel, especially to our competitors, could materially harm our business. The failure to retain key personnel, or to implement a succession plan to prepare qualified individuals to join us upon the loss of a member of our key personnel, could materially harm our business.
We are subject to financial and operating risks associated with international sales and services.
     International sales and services represented approximately 42% of our total sales and service revenue for fiscal year 2005. Prior to fiscal year 2005, international sales and services also represented a significant portion of total revenue. As a result, our results of operations are subject to the financial and operating risks of conducting business internationally, including:
•	changes in a country’s economic or political conditions;

•	greater difficulties in accounts receivable collection and longer payment cycles;

•	fluctuating exchange rates, tariffs and other barriers;

•	difficulties in staffing and managing foreign subsidiary operations;

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	import or export restrictions;

•	potentially adverse tax consequences;

•	potential hostilities and changes in diplomatic and trade relationships; and

•	differing customer and/or technology standards requirements.
     All of our sales and services in international markets are priced in the applicable local currencies and are subject to currency exchange rate fluctuations. From time to time, we enter into foreign currency exchange contracts on a limited basis in an attempt to minimize foreign currency exposure. Such contracts can be costly or limited in their effectiveness. If we are faced with significant changes in the regulatory and business climate in our international markets, our business and results of operations could suffer.
We may have difficulty managing any future growth effectively.
     During fiscal year 2003 as part of the restructuring plan, we completely ceased manufacturing our legacy products, resulting in workforce reductions of manufacturing, R&D and sales positions and the partial and complete closures of under-utilized facilities. At the same time, we made a strategic shift from manufacturing our products to reselling EMC products when we entered into the Reseller Agreement with EMC on March 31, 2003.
     Historically, we have not experienced difficulty managing growth. However, as a result of the restructuring plan and our transition to becoming a reseller, our facilities, personnel, operating and financial systems may not be sufficient to effectively manage our expected future growth and, as a result, we may lose our ability to respond to new opportunities promptly. Additionally, our expected revenue growth may not materialize and increases in our operating expenses in response to the expected revenue growth may harm our operating results and financial condition.
     Our growth is currently focused on increasing EMC product sales and providing a broad range of professional services. To accomplish these goals, we are dependent upon many factors, including but not limited to, recruiting, hiring, training and retaining significant numbers of qualified sales and professional services personnel in various geographic regions.
We may face inherent costly damages or litigation costs if third parties claim that the products we sell infringe upon their intellectual property rights.
     Although we have not experienced material costs with respect to proprietary rights infringement cases, there is risk that our business activities may infringe upon the proprietary rights of others, and other parties may assert infringement claims against us. Though the majority of our future product sales are expected to be third party products, and the applicable third party manufacturers will defend their own intellectual property rights, in the event such claims are made against our suppliers, we may be faced with a situation in which we cannot sell the products and thus our results of operations could be significantly and adversely affected. In addition, we may receive communications from other parties asserting that our own intellectual property infringes on their proprietary rights. If we become liable to any third party for infringing its intellectual property rights, we could be required to pay substantial damage awards and to develop non-infringing technology, obtain licenses, or to cease selling the applications that contain the infringing intellectual property. Litigation is subject to inherent uncertainties, and any outcome unfavorable to us could materially harm our business. Furthermore, we could incur substantial costs in defending against any intellectual property litigation, and these costs could increase significantly if any dispute were to go to trial. Our defense of any litigation, regardless of the merits of the complaint, likely would be time-consuming, costly, and a distraction to our management personnel. Adverse publicity related to any intellectual property litigation also could harm the sale of our products and damage our competitive position.
If we and/or our partners are unable to comply with evolving industry standards and government regulations, we may be unable either to sell our solutions or to be competitive in the marketplace.
     Our solutions must comply with current industry standards and government regulations in the U.S. and internationally. Any new products and product enhancements that we sell in the future also must meet industry standards and government regulations at the time they are introduced. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals could materially harm our business. In addition, such compliance may be time-consuming and costly. Our solutions integrate SAN, NAS, DAS and CAS technologies into a single storage architecture. Components of these architectures must comply with evolving industry standards, and we depend upon our suppliers to provide us with products that meet these standards. If our suppliers or customers do not support the same industry standards that we do, or if competing standards emerge that we do not support, market acceptance of our products could suffer.

Our stock price may be volatile, which could lead to losses by investors and to securities litigation.
     The value of an investment in our company could decline due to the impact of any of the following factors upon the market price of our common stock:
•	failure of our results from operations to meet the expectations of public market analysts and investors;

•	the timing and announcement of significant news, including with respect to products or services, by us, our partners or by our competitors;

•	speculation in the press or investment community about our business or our competitive position;

•	the volume of trading in our common stock; and

•	market conditions and the trading price of shares of technology companies generally.
     In addition, stock markets, particularly The Nasdaq SmallCap Market, where our shares are listed, have experienced extreme price and volume fluctuations, and the market prices of securities of companies such as ours have been highly volatile. These fluctuations have often been unrelated to the operating performance of such companies. Fluctuations such as these may affect the market price of our common stock. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and could divert our management’s attention and resources.
Our stockholders may be diluted by the conversion of outstanding Series A Convertible Preferred Stock and the exercise of warrants to purchase common stock issued in our June 2004 private placement.
     There are currently 566,797 shares of our Series A Convertible Preferred Stock outstanding, which are held by the selling stockholders and which are convertible at any time into an aggregate of 5,667,970 shares of common stock. Dividends accrue on the Series A Convertible Preferred Stock at an annual rate of 8%, and the holders of Series A Convertible Preferred Stock may convert the accrued dividends (upon conversion of their shares of Series A Convertible Preferred Stock) into shares of common stock to the extent we have not previously paid such dividends in cash. The holders of Series A Convertible Preferred Stock are also entitled to anti-dilution protection, pursuant to which the conversion price would be reduced using a weighted-average calculation in the event we issue certain additional securities at a price per share less than the conversion price then in effect. In addition, the holders of Series A Convertible Preferred Stock have preemptive rights to purchase a pro rata portion of certain future issuances of our equity securities .
     There are currently warrants outstanding to purchase up to 1,624,308 shares of our common stock, which are held by the Series A investors. The exercise price for such warrants is $3.10 per share. The warrants became exercisable on December 20, 2004.
     If the selling stockholders convert their Series A Convertible Preferred Stock or exercise the warrants they hold, we would be required to issue additional shares of common stock, resulting in dilution of existing common stockholders and potentially a decline in the market price of our common stock.

     As noted in the “Recent Developments” section of this prospectus beginning on page 2, in connection with our proposed Series B financing we have agreed to, if the financing is completed, adopt a Certificate of Amendment of the Certificate of Designation for our Series A Convertible Preferred Stock. If the Certificate of Amendment is adopted, the “conversion threshold” provision that currently limits the number of shares of common stock that may be issued upon aggregate conversions of our Series A Convertible Preferred Stock (including from accrued and unpaid dividends thereon) to no more than 6,880,139 shares will be removed from the Certificate of Designation and the holders of the Series A Convertible Preferred Stock will be entitled to convert their shares (including accumulated and unpaid dividends) into shares of common stock without regard for the limit previously imposed by the conversion threshold provision. The potential dilution described above could be increased if the Certificate of Amendment is adopted. Additionally, the conversion price of our Series A Convertible Preferred Stock will be significantly reduced by the anti-dilution adjustment that will occur as a result of the Series B financing. This anti-dilution adjustment will further increase potential dilution.
Our stockholders may be diluted if our proposed Series B financing is completed, as well as upon the conversion of Series B Convertible Preferred Stock and the exercise of warrants to purchase common stock that may be issued in the proposed Series B financing.
     On August 19, 2005, we entered into a Securities Purchase Agreement with the Series B Purchasers. Pursuant to the terms of the Securities Purchase Agreement, subject to stockholder approval and the satisfaction of certain customary closing conditions, we agreed to issue and sell to the Series B Purchasers a number of shares of our Series B Convertible Preferred Stock equal to $20 million divided by the purchase price per share, which will be the lesser of $19.50 or 10 times 90% of the average closing price per share of our common stock on The Nasdaq SmallCap Market for the 15 trading days prior to (and not including) the closing date of the Series B Convertible Preferred Stock sale. There is no ceiling on the number of shares of Series B Convertible Preferred Stock to be issued in the transaction. Dividends will accrue on the Series B Convertible Preferred Stock at an annual rate of 8%, and the holders of the Series B Convertible Preferred Stock may convert accrued dividends (upon conversion of their shares of Series B Convertible Preferred Stock) into shares of common stock to the extent we have not previously paid such dividends in cash.
     Each share of Series B Convertible Preferred Stock will be convertible at any time at the option of the holder thereof into a number of shares of common stock equal to the Series B Convertible Preferred Stock’s stated value (plus accumulated and unpaid dividends) divided by the conversion price, which is subject to adjustment in certain circumstances as set forth in the certificate of designation that will govern the rights, preferences and privileges of the Series B Convertible Preferred Stock. The conversion price will not be subject to adjustment due solely to fluctuations in the trading price of our common stock. The Series B Convertible Preferred Stock also has anti-dilution protection that will adjust the conversion price downwards using a weighted-average calculation in the event we issue certain additional securities at a price per share less than the conversion price of the Series B Convertible Preferred Stock then in effect. Each share of Series B Convertible Preferred Stock will be initially convertible into 10 shares of common stock.
     We also agreed in the Securities Purchase Agreement to issue to the Series B Purchasers warrants to purchase a number of shares of our common stock equal to 37.5% of the number of shares of common stock into which the shares of Series B Convertible Preferred Stock are convertible on the closing date of the Series B financing. The warrants will be immediately exercisable upon issuance, and will have a per share exercise price of one tenth of the per share purchase price paid for the Series B Convertible Preferred Stock.
     Further, if we have an indemnity obligation to the Series B Purchasers as a result of the indemnification provisions of the Securities Purchase Agreement, then we may settle that indemnity obligation in cash or, if we and the Series B Purchasers agree, in stock. If we agree to settle it in stock, we may issue up to an additional $2.0 million of Series B Convertible Preferred Stock and Warrants to purchase 37.5% of the number of shares of common stock into which such additional shares of Series B Convertible Preferred Stock are convertible when issued. The holders of our Series B Convertible Preferred Stock will also have preemptive rights to purchase a pro rata portion of certain future issuances of our equity securities.
     Consummation of the Series B financing will have a substantial dilutive effect on our current stockholders. The Series B financing will substantially increase the number of shares of our capital stock currently outstanding on an as converted basis, and thereby the percentage ownership of our current stockholders other than the Series B Purchasers will significantly decline as a result of the Series B financing. Furthermore, if the Series B financing is completed the Series A Convertible Preferred Stock conversion price will be reduced, based on a weighted-average adjustment, from $2.6465 to a lesser amount depending on the purchase price at which the Series B Convertible Preferred Stock is issued, thereby increasing the number of shares issuable in connection with the Series A financing. The holders of our Series A Convertible Preferred Stock have agreed, however, that the Series A Convertible Preferred Stock conversion price will not be reduced below $1.95 as a result of the issuance of the Series B Convertible Preferred Stock pursuant to the terms of the Securities Purchase Agreement. The application of any additional anti-dilution adjustments to the conversion prices of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock could further increase dilution. If the Series B financing is completed and the holders of the Series B Convertible Preferred Stock and related warrants convert their shares or exercise their warrants, we would be required to issue additional shares of common stock, resulting in dilution of existing common stockholders and potentially a decline in the market price of our common stock.
Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
     We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors regarding our assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our stock price.

We may fail to comply with Nasdaq Marketplace Rules.
     Our securities have been trading on the Nasdaq SmallCap Market since August 16, 2002. We believe we are currently in compliance with Nasdaq SmallCap Market continued listing requirements. However, we failed to comply with Nasdaq Marketplace Rules, specifically with the minimum bid price requirement, in fiscal year 2002, and could in the future fail to comply with the minimum bid price requirement or the other continued listing requirements of the Nasdaq SmallCap Market. If that happens and we do not regain compliance by the end of the applicable grace period, our stock would be delisted and we would likely seek listing of our common stock on the over-the-counter market, which is viewed by many investors as a less liquid marketplace. As a result, the price per share of our common stock would likely decrease materially and the trading market for our common stock, our ability to issue additional securities and our ability to secure additional financing would likely be materially and adversely affected.
We have adopted anti-takeover defenses that could affect the price of our common stock.
     Our restated certificate of incorporation and amended and restated bylaws contain various provisions, including notice provisions and provisions authorizing us to issue preferred stock, that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, our company. Also, the rights of holders of our common stock may be affected adversely by the rights of holders of our Series A Convertible Preferred Stock and any other preferred stock that we may issue in the future, including in our proposed Series B financing, that would be senior to the rights of the holders of our common stock. Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.
FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” above and in the documents incorporated by reference. We undertake no duty to update any of these forward-looking statements.
USE OF PROCEEDS
     The net proceeds from the sale of the selling stockholders’ common stock will be received by the selling stockholders. We will not receive any proceeds from such sales. However, we may receive proceeds from the exercise of the warrants if they are exercised. Any funds received from the exercise of the warrants will be used for general corporate purposes.
SELLING STOCKHOLDERS
     In a private placement financing on June 17, 2004, the selling stockholders purchased Series A Convertible Preferred Stock and warrants from us. In that financing, we entered into an Investor Rights Agreement with the selling stockholders in which we agreed to file a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission to register the resale of the shares of our common stock issuable upon either the conversion of the Series A Convertible Preferred Stock or exercise of the warrants. We also agreed that we would keep the registration statement effective either until the shares registered are sold or until the shares may be sold within a single 90-day period under Rule 144 promulgated under the Securities Act.
     We are registering a total of 7,292,278 shares of common stock, consisting of the 5,667,970 shares initially issuable upon the conversion of the Series A Convertible Preferred Stock and the 1,624,308 shares issuable upon the exercise of the warrants held by the selling stockholders. The term “selling stockholder” includes donees, pledges, transferees and other successors-in-interest who receive the shares of common stock covered by this prospectus from the selling stockholders listed below subsequent to the date hereof.

     The following table sets forth: (1) the name of each of the stockholders for whom we are registering the shares under this Registration Statement; (2) the number of shares of our common stock beneficially owned by each such selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our common stock to be owned by each such selling stockholder after this offering. The percentage of outstanding common stock owned upon completion of the offering is calculated based on 35,566,378 shares of common stock issued and outstanding at October 26, 2005. We are unaware of when or in what amounts any of the selling stockholders may offer for sale shares of common stock covered by this prospectus, and the selling stockholders may in fact choose not to sell any of such shares. For purposes of the following table, we have assumed that the selling stockholders will sell all of the shares covered by this prospectus. As described in the “Recent Developments” section of this prospectus beginning on page 2, we have entered into a Securities Purchase Agreement pursuant to which we will, among other things, issue and sell to the selling stockholders named in this prospectus a currently indeterminable number of shares of our Series B Convertible Preferred Stock and warrants to purchase 37.5% of the number of shares of our common stock into which the shares of Series B Convertible Preferred Stock are initially convertible. Each share of Series B Convertible Preferred Stock will initially be convertible into 10 shares of common stock (which will be subject to adjustment in certain circumstances), but there is no ceiling on the number of shares of Series B Convertible Preferred Stock that we may be required to issue in the transaction. See the “Recent Developments” section of this prospectus for a description of the pricing formula that will be used to determine the number of shares of Series B Convertible Preferred Stock that we will be required to issue if the Series B financing is completed. If the Series B financing is completed, the number of shares of our stock that are beneficially owned by the selling stockholders will increase substantially as a result of the shares of Series B Convertible Preferred Stock and related warrants that will be issued in the financing, and also due to the removal of the “conversion threshold” provision that currently limits the number of shares of common stock into which our Series A Convertible Preferred Stock can be converted under specified circumstances. The securities issued to the selling stockholders in the proposed Series B financing and the shares of common stock issuable upon conversion or exercise of those securities will not be offered pursuant to this prospectus. The data in the following table does not reflect shares and warrants that we may be required to issue to the selling stockholders in connection with the Series B financing, if it is completed, or shares issuable upon conversion or exercise of those securities, nor does it reflect the currently indeterminable adjustment to the conversion price of our Series A Convertible Preferred Stock that will result from the completion of the Series B financing.

				Percentage of
	Common Stock			Outstanding Common
	Beneficially Owned	Common Stock Being	Common Stock Owned	Stock Owned Upon
	Prior to the	Offered Pursuant to	Upon Completion of	Completion of
Selling Stockholder	Offering	this Prospectus	Offering	Offering
Digital Media & Communications III Limited Partnership (1) (10) (11)	1,119,413	1,119,413	-0-	-0-
Digital Media & Communications III-A Limited Partnership (2) (10) (11)	536,002	536,002	-0-	-0-
Digital Media & Communications III-B Limited Partnership (3) (10) (11)	198,363	198,363	-0-	-0-
Digital Media & Communications III-C Limited Partnership (4) (10) (11)	2,779,944	2,779,944	-0-	-0-
Digital Media & Communications III-D C.V. (5) (10) (11)	367,549	367,549	-0-	-0-
Digital Media & Communications III-E C.V. (6) (10) (11)	245,029	245,029	-0-	-0-
Advent Partners DMC III Limited Partnership (7) (10) (11)	78,763	78,763	-0-	-0-
Advent Partners II Limited Partnership (8) (10) (11)	22,608	22,608	-0-	-0-
EMC Corporation (9)	1,944,607	1,944,607	-0-	-0-

(1)	Includes 249,343 shares issuable upon the exercise of warrants that became exercisable on December 20, 2004.

(2)	Includes 119,392 shares issuable upon the exercise of warrants that became exercisable on December 20, 2004.

(3)	Includes 44,183 shares issuable upon the exercise of warrants that became exercisable on December 20, 2004.

(4)	Includes 619,214 shares issuable upon the exercise of warrants that became exercisable on December 20, 2004.

(5)	Includes 81,869 shares issuable upon the exercise of warrants that became exercisable on December 20, 2004.

(6)	Includes 54,579 shares issuable upon the exercise of warrants that became exercisable on December 20, 2004.

(7)	Includes 17,543 shares issuable upon the exercise of warrants that became exercisable on December 20, 2004.

(8)	Includes 5,036 shares issuable upon the exercise of warrants that became exercisable on December 20, 2004.

(9)	Includes 433,148 shares issuable upon the exercise of warrants that became exercisable on December 20, 2004.

(10)	Advent International Corporation (“AIC”) is a Delaware corporation and the general partner of Advent International Limited Partnership (“AILP”), which in turn is the general partner of: Digital Media & Communications III Limited Partnership (“DMC-3”); Digital Media & Communications III-A Limited Partnership (“DMC-3A”); Digital Media & Communications III-B Limited Partnership (“DMC-3B”); Digital Media & Communications III-C Limited Partnership (“DMC-3C”); Digital Media & Communications III-D C.V. (“DMC-3D); and Digital Media & Communications III-E C.V. (“DMC-3E”). AIC is also the general partner of Advent Partners DMC III Limited Partnership (“APDMC-3”) and Advent Partners II Limited Partnership (“APLP-2”) (collectively with DMC-3, DMC-3A, DMC-3B, DMC-3C, DMC-3D, DMC-3E and APDMC-3, the “Funds”). As such, AIC has the sole power to vote and dispose of the securities owned by each of the Funds.

(11)	As a result of a minority portfolio investment made by these selling stockholders that are affiliated with Advent International Corporation in an entity that is a broker-dealer, such selling stockholders are, technically, affiliates of a broker-dealer. These selling stockholders acquired and are holding their interests in the entity that is a broker-dealer for investment, and not operational, purposes. Our securities that are beneficially owned by these selling stockholders were acquired in the ordinary course of business and, at the time of the acquisition, such selling stockholders did not have any agreements or understandings, directly or indirectly, with any person to distribute such securities.
Relationships with Selling Stockholders
     As part of the private placement, Michael Pehl, an operating partner with Advent International Corporation (which is an affiliate of the selling stockholders other than EMC), joined our Board of Directors, and a representative of EMC has been granted rights to observe meetings of our Board of Directors. As of March 31, 2003, we entered into a reseller agreement with EMC and as a result we have become a reseller and service provider of EMC systems and software. Sales of EMC products accounted for 81% and 86% of our revenues in our fiscal year ended April 2, 2005 and for the three months ended July 2, 2005, respectively.
     As described in the “Recent Developments” section of this prospectus beginning on page 2, we have entered into a Securities Purchase Agreement pursuant to which we will, among other things, issue and sell to the selling stockholders named in this prospectus a currently indeterminable number of shares of our Series B Convertible Preferred Stock and warrants to purchase 37.5% of the number of shares of our common stock into which the shares of Series B Convertible Preferred Stock are initially convertible. We also agreed, in connection with the Series B financing, that the holders of our Series B Convertible Preferred Stock will be entitled to elect one member of our Board of Directors, as well as to designate up to two individuals to attend our board meetings as non-voting observers.
Description of Series A Convertible Preferred Stock and Warrants Issued in Private Placement
     The following is a summary of certain provisions of the following: the Securities Purchase Agreement pursuant to which the selling stockholders purchased the Series A Convertible Preferred Stock and warrants from us; our Certificate of Designation for the Series A Convertible Preferred Stock; the warrants; an Investor Rights Agreement among us and the selling stockholders; and a Voting Agreement among Canopy, the selling stockholders and, for limited purposes, us. This summary is qualified in its entirety by reference to such documents, copies of which are incorporated herein by reference as exhibits to this prospectus.

Securities Purchase Agreement
     In the Securities Purchase Agreement,we made representations and warranties regarding our corporate existence and power, authorization, compliance with laws and regulations, our material contracts, capitalization and financial statements, tax matters, rights to intellectual property, affiliate transactions and certain other representations and warranties customary for a private placement of securities. The representations and warranties are qualified by disclosure schedules, and accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts. Furthermore, the facts underlying the representations and warranties may have changed since the time at which the representations and warranties were made. The Securities Purchase Agreement also provided for covenants by us relating to our conduct prior to closing, such as conducting our and our subsidiaries’ businesses in the ordinary course, and the maintenance of directors’ and officers’ insurance and certain other covenants customary for a private placement of securities. We also agreed to provide the selling stockholders with rights of indemnification for any losses they may incur in the event of a breach of any of such representations, warranties or covenants. The maximum amount of aggregate losses incurred for which we would be liable in such an event is limited to $4,500,000. We have also agreed, among other things, that we will use the proceeds of the transaction (a) to pay down a portion of our outstanding debt for borrowed money, (b) to pay the selling stockholders’ transaction expenses, and (c) for our general working capital.
     As described in the “Recent Developments” section of this prospectus beginning on page 2, we have also entered into a Securities Purchase Agreement in connection with the proposed Series B financing.
Certificate of Designation
     Under the Certificate of Designation for the Series A Convertible Preferred Stock, each share of Series A Convertible Preferred Stock has an initial stated value of $26.4645, and is entitled to receive a cumulative dividend thereon at the rate of 8% per year, payable in cash at the discretion of our Board of Directors . Other than the election of directors, the holders of Series A Convertible Preferred Stock generally have the right to vote on any matter with the holders of common stock, and each share of Series A Convertible Preferred Stock will be entitled to 8.5369 votes.
     The approval of the holders of a majority of the Series A Convertible Preferred Stock, voting as a class, will be required to approve certain corporate actions, including:
•	any amendment of our charter or by-laws that adversely affects the holders of Series A Convertible Preferred Stock;

•	any authorization of a class of capital stock ranking senior to, or on parity with, the Series A Convertible Preferred Stock;

•	any increase in the size of our Board of Directors to greater than eight members or any change in the classification of the Board of Directors;

•	certain redemptions or repurchases of capital stock, acquisitions of capital stock or assets from other entities;

•	effecting, or entering into any agreement to effect, any merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up or similar transaction (a “Liquidation Event”) involving us or any of our subsidiaries;

•	any sale of our assets those of a subsidiary which is outside the ordinary course of business;

•	any purchase of assets of or an equity interest in another entity for more the $5 million; and

•	any incurrence of additional debt for borrowed money in excess of $1 million.
     The holders of Series A Convertible Preferred Stock, exclusively and as a single class, are entitled to elect one member of our Board of Directors (the “Series A Director”), unless the ratio of the voting power of the Series A Convertible Preferred Stock to the total voting power of all of our voting stock falls below a certain level.
     Upon a Liquidation Event, the holders of Series A Convertible Preferred Stock will be entitled to be paid a liquidation preference out of our assets of legally available for distribution to our stockholders, before any payment may be made to the holders of common stock or any other holders of preferred stock. The liquidation preference will be equal to the greater of:

•	(a) the stated value plus (b) any accumulated but unpaid dividends plus (c) the amount that would be payable if such share (excluding any accumulated but unpaid dividends thereon) had been converted into common stock immediately prior to such Liquidation Event and shared in the value available to the holders of common stock, after the payment of the stated value and any accumulated but unpaid dividends; and
•	(a) the stated value plus (b) the amount that would be payable if such share (including any accumulated but unpaid dividends thereon) had been converted into common stock immediately prior to such Liquidation Event and shared in the value available to the holders of common stock, after the payment of the stated value.
     Each share of Series A Convertible Preferred Stock is convertible at any time at the option of the holder into a number of shares of common stock equal to the Series A Convertible Preferred Stock’s stated value divided by the conversion price, provided that at no time may the holders of Series A Convertible Preferred Stock convert shares of Series A Convertible Preferred Stock into more than 6,880,139 shares of common stock (which represents 19.9% of our common stock outstanding as of June 17, 2004). We refer to the foregoing proviso as the “conversion threshold” provision. The conversion threshold provision provides that if a stockholder seeks to convert shares of Series A Convertible Preferred Stock (including any accumulated and unpaid dividends), and the conversion would require us to issue a number of shares of common stock which, when added to the number of shares of common stock issued pursuant to any prior conversions of Series A Convertible Preferred Stock (including with respect to dividends), would exceed the conversion threshold, then (x) the converting stockholder is only entitled to convert an amount of Series A Convertible Preferred Stock, if any, that would not require us to issue shares of common stock that would exceed the conversion threshold, and (y) we must redeem for cash any portion of the Series A Convertible Preferred Stock (including accumulated and unpaid dividends) not then convertible as a result of the conversion threshold.
     Initially, each share of Series A Convertible Preferred Stock is convertible into 10 shares of common stock, though the initial conversion price of $2.64645 per share is subject to adjustment if certain events occur. The Series A Convertible Preferred Stock also has anti-dilution protection that adjusts the conversion price downwards using a weighted-average calculation in the event we issue certain additional securities at a price per share less than the conversion price then in effect, such as in the Series B financing.
     At any time on or after June 17, 2009, we will have the right to redeem all or certain portions of the Series A Convertible Preferred Stock then outstanding for an amount per share equal to the greater of (1) the stated value plus any accumulated but unpaid dividends thereon and (2) the average closing price per share of common stock on the Nasdaq Stock Market for the twenty (20) trading days prior to (and not including) the date upon which we exercise our right to redeem the Series A Convertible Preferred Stock, multiplied by the number of shares of common stock into which such share of Series A Convertible Preferred Stock (and any accumulated but unpaid dividends thereon) is convertible as of such date. The redemption by us shall apply only to Series A Convertible Preferred Stock not converted prior to the redemption date stated in our redemption notice.
     At any time on or after June 17, 2009, each holder of Series A Convertible Preferred Stock may require us to purchase all or any portion of such holder’s Series A Convertible Preferred Stock for an amount per share equal to the stated value plus any accumulated but unpaid dividends thereon.
     The holders of Series A Convertible Preferred Stock will be entitled to participate in future issuances of certain equity securities by us on a proportional basis.
     In connection with the proposed Series B financing, we agreed to adopt a Certificate of Amendment of the Certificate of Designation for our Series A Convertible Preferred Stock. The Certificate of Amendment must be approved by our stockholders at the Annual Meeting in order to be adopted and will not be adopted if the Series B financing is not completed.
     If the Certificate of Amendment is adopted, the conversion threshold provision referred to above will be removed from the Certificate of Designation and the holders of the Series A Convertible Preferred Stock will be entitled to convert their shares (including accumulated and unpaid dividends) into shares of common stock without regard for the limit previously imposed by the conversion threshold provision. The removal of the conversion threshold provision may permit the holders of the Series A Convertible Preferred Stock to receive a greater number of conversion shares than they could currently receive in the event they convert their shares. In the event of conversion prior to a merger, sale, liquidation or other significant corporate transaction involving our company the amount of consideration available for distribution to holders of junior securities such as our common stock would be reduced.
     Because the Series B Convertible Preferred Stock, if issued, would rank senior to the Series A Convertible Preferred Stock upon liquidation, the Certificate of Amendment would also amend the liquidation preference provisions of the Series A Certificate described above to reflect the issuance of the Series B Convertible Preferred Stock and to clarify the liquidation preferences of the Series A Convertible Preferred Stock in light of and with respect to the liquidation preferences of the Series B Convertible Preferred Stock.
     The Certificate of Amendment would also make conforming changes to the preemptive rights granted to the Series A Convertible Preferred Stock in the Certificate of Designation to reflect the issuance of the Series B Convertible Preferred Stock. Among other things, the preemptive rights currently require us to, prior to issuing, selling or exchanging our securities in certain circumstances, offer the securities to the holders of the Series A Convertible Preferred Stock and allow them to purchase the securities on the same terms which we would otherwise issue, sell or exchange the securities to or with third parties. The Certificate of Amendment would amend the preemptive rights contained in the Certificate of Designation to conform those rights between the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock. The preemptive rights of the Series A Convertible Preferred Stock would remain substantially identical to what they currently provide, and the preemptive rights of the Series B Convertible Preferred Stock would be substantially identical to those of the Series A Convertible Preferred Stock.
Warrants
     Until June 17, 2015, the holders of the warrants may acquire shares of common stock at an initial exercise price of $3.10 per share. The warrants will be exercisable for cash or through a “cashless exercise” feature. The number of shares for which each warrant is exercisable is subject to adjustment in the event of stock splits, recapitalizations or reorganizations. Upon certain fundamental transactions, such as a merger, consolidation or reclassification of the common stock, each warrant will become exercisable for the same amount and kind of securities, cash or property as the holder would have been entitled to receive had it exercised the warrant for shares of common stock immediately prior to such event. If we declare any dividends on the common stock prior to the exercise of any warrant, such dividends will be payable to the holder upon the subsequent exercise of the warrant.
Investor Rights Agreement
     Pursuant to the Investor Rights Agreement, we granted certain registration rights to the selling stockholders with respect to the shares of common stock that are issuable upon conversion of the shares of Series A Convertible Preferred Stock and upon exercise of the warrants, as well as any other shares of common stock, that the selling stockholders may hold (collectively, “Registrable Shares”). The selling stockholders holding a majority of the Series A Convertible Preferred Stock are entitled to three demand registrations and unlimited incidental, or so-called “piggyback,” registration rights, subject to certain restrictions. In addition, the Company is required to file a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission covering the sale of the Registrable Shares, which we must keep effective either until the Registrable Shares are sold or until they may be sold within a single 90-day period under Rule 144 promulgated under the Securities Act.
     If at any time the selling stockholders are unable to appoint the Series A Director by reason of the provisions of the Certificate of Designation, we agreed to increase the number of members of the Board of Directors to such number as will allow the selling stockholders to appoint the Series A Director. If the Board of Directors is prohibited from doing so by our by-laws , we agreed to submit a proposal to our stockholders to expand the Board.
     For as long as Digital Media & Communications III Limited Partnership (“DMC III”) owns any shares of Series A Convertible Preferred Stock, it will be entitled to choose the individual who will serve as the Series A Director, after consultation with the other selling stockholders. After DMC III no longer owns any shares of Series A Convertible Preferred Stock, the Series A Director will be chosen by selling stockholders holding a majority of the Series A Convertible Preferred Stock.
     Among other things, we (i) must continue to comply with federal securities laws, (ii) may not grant registration rights to other persons that conflict with the registration rights of the selling stockholders, and (iii) must provide certain annual, quarterly and monthly financial information to the selling stockholders.
     In connection with the proposed Series B financing, we have agreed with the selling stockholders to, if the Series B financing is approved, amend and restate the Investor Rights Agreement. Pursuant to the terms of the Amended and Restated Investor Rights Agreement, we would grant the selling stockholders certain registration rights with respect to (i) the shares of common stock that are issuable upon conversion of their shares of Series A Convertible Preferred Stock and upon exercise of the related warrants they received in connection with their purchase of Series A Convertible Preferred Stock, (ii) the shares of common stock that are issuable upon conversion of their shares of Series B Convertible Preferred Stock and the Warrants, and (iii) any other shares of common stock that the selling stockholders may hold (collectively, the “Shares”). The holders of a majority of the Shares would be entitled to three demand registrations and unlimited incidental, or so-called “piggyback,” registration rights, subject to certain restrictions. In addition, we would be required to file a registration statement with the SEC covering the sale of the Shares, and would be required to keep the registration statement effective either until the Shares are sold or until they may be sold within a single 90-day period under Rule 144 promulgated under the Securities Act.
     The Amended and Restated Investor Rights Agreement will also entitle the Series B Purchasers to elect one member to our Board of Directors (the “Series B Director”) and to designate up to two individuals to attend our board meetings as non-voting observers. If at any time the holders of the Series B Convertible Preferred Stock were unable to appoint the Series B Director by reason of the provisions of the Certificate of Designation for the Series B Convertible Preferred Stock, we have agreed to increase the number of members of the Board of Directors to such number as will allow the holders of the Series B Convertible Preferred Stock to appoint the Series B Director. If the Board of Directors is prohibited from doing so by our bylaws, we have agreed that we will submit a proposal to our stockholders to expand the Board of Directors.
     The Series B Purchasers have agreed that for as long as DMC III owns any shares of Series B Convertible Preferred Stock, it will be entitled to nominate the individual who will be submitted for election as the Series B Director, after consultation with the other holders of the Series B Convertible Preferred Stock. After DMC III no longer owns any shares of Series B Convertible Preferred Stock, the Series B Director will be nominated by stockholders holding a majority of the Series B Convertible Preferred Stock.
     Among other things, under the terms of the Amended and Restated Registration Rights Agreement we (i) will be required to continue to comply with federal securities laws, (ii) will not be permitted to grant registration rights to other persons that conflict with the registration rights of the selling stockholders under the Amended and Restated Investor Rights Agreement, and (iii) will be required to provide certain annual, quarterly and monthly financial information to the selling stockholders.
Voting Agreement
     Pursuant to the Voting Agreement, when any matter involving (a) a merger, consolidation or liquidation of the Company, (b) a sale of 20% or more of our voting securities, (c) an issuance of securities by us representing more than 20% of our outstanding voting securities, (d) a sale of assets representing 20% or more of either our book or fair market value , or (e) an acquisition by us of an equity interest or assets of another person representing 20% or more of our market capitalization, is submitted to the vote of our stockholders, Canopy has agreed that either (x) the common stock it holds will be voted by Advent (pursuant to a proxy) in proportion to the selling stockholders’ votes on the matter, or (y) if Canopy wishes that any of its common stock be voted differently than the selling stockholders’ votes on the issue, Canopy will, if the selling stockholder so requests, purchase the Series A Convertible Preferred Stock owned by any selling stockholder with which the Canopy votes are not aligned. The price per share of Series A Convertible Preferred Stock Canopy would pay in that situation would be an amount equal to two times the sum of the stated value plus any accrued but unpaid dividends thereon.
     If at any time the selling stockholders are unable to designate the Series A Director, Canopy will be required to vote its shares of common stock for a nominee for election to our Board of Directors chosen by the selling stockholders, and the selling stockholders will be required to vote for a nominee chosen by Canopy.
     Canopy may not sell any common stock, or other securities of ours that it may hold, to certain competitors without the prior written consent of the selling stockholders. In addition, if Canopy proposes to sell any common stock or other securities of ours to a third party, the selling stockholders will be entitled to purchase such common stock or securities on the same terms as Canopy proposes to sell such common stock or securities to the third party. Alternatively, each selling stockholder may choose to sell a proportional amount of the shares of Series A Convertible Preferred Stock and common stock it holds to the third party, with a corresponding reduction in the common stock or securities that Canopy sells to the third party. If, pursuant to such right, a selling stockholder could sell 50% or more of the shares of Series A Convertible Preferred Stock and common stock it holds to the third party, such selling stockholder may then sell all of the shares of Series A Convertible Preferred Stock and common stock it holds to the third party and the amount Canopy would sell would be further reduced. These transfer restrictions do not apply, however, to either (a) transfers by Canopy of common stock or securities to a third party that is acquiring all or substantially all of Canopy’s assets or (b) transfers by Canopy pursuant to Rule 144 under the Securities Act of 1933 or an effective registration statement.

PRINCIPAL STOCKHOLDERS
     The following table sets forth certain information about the beneficial ownership of our common stock by the following persons and groups as of October 26, 2005:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors;

•	our Chief Executive Officer and our four other most highly compensated executive officers who earned more than $100,000 during our prior fiscal year;

•	all of our directors and executive officers as a group; and

•	each of our stockholders that are selling shares in this offering.

     Applicable percentage ownership in the following table is based on an assumed aggregate of 66,396,227 shares of common stock outstanding as of October 26, 2005, giving effect to and including: (i) 35,566,378 shares of common stock actually outstanding as of October 26, 2005; (ii) the assumed conversion of all outstanding shares of Series A Convertible Preferred Stock as though they were converted as of October 26, 2005 into an aggregate of 7,294,778 shares of common stock; (iii) the assumed exercise of all warrants to purchase common stock held by the applicable persons or groups as of October 26, 2005 as though the warrants were exercised on that date into an aggregate of 1,624,308 shares of common stock; (iv) the assumed issuance and conversion of 1,593,510 shares of Series B Convertible Preferred Stock, as described below, in connection with the Series B financing as though such shares were issued and converted as of October 26, 2005 into an aggregate of 15,935,101 shares of common stock; and (v) the assumed issuance and exercise of warrants, as described below, to purchase 5,975,663 shares of common stock in connection with the Series B financing as though the warrants were issued and exercised as of October 26, 2005.
     The data in the following table reflects our further assumptions, for illustrative purposes only, that: (a) the Series B financing will be completed; (b) we will be required to issue 1,593,510 shares of Series B Convertible Preferred Stock, at a per share purchase price of $12.55, and warrants to purchase 5,975,663 shares of our common stock in connection with the Series B financing, which is described in this prospectus, including in the “Recent Developments” section beginning on page 2; (c) each share of Series B Convertible Preferred Stock is, at the time of conversion, convertible into 10 shares of common stock, which is the initial conversion ratio of the Series B Convertible Preferred Stock and is subject to adjustment in some circumstances; (d) the conversion price of our Series A Convertible Preferred Stock will be reduced from approximately $2.65 to approximately $2.06 as a result of the assumed issuance of Series B Convertible Preferred Stock and warrants in the Series B financing, resulting in each share of Series A Convertible Preferred Stock being convertible into 12.87 shares of common stock; (e) the proposed removal of the “conversion threshold” provision of the Certificate of Designation of our Series A Convertible Preferred Stock will be duly approved by our stockholders and effected; (f) that we will not issue any additional shares of Series B Convertible Preferred Stock and related warrants to satisfy any indemnity obligations we may have in connection with the Series B financing; and (g) that the applicable persons or groups do not dispose of any of the shares of common stock they currently hold or that are issuable to them upon conversion or exercise of the foregoing securities, including the shares offered pursuant to this prospectus.
     Our assumption that the shares of Series B Convertible Preferred Stock will be issued at a per share purchase price of $12.55 is based on our assumption that the average closing price of our common stock on The Nasdaq SmallCap Market for the 15 trading days prior to (and not including) the closing date of the Series B financing will be $1.39, which was the average closing price of our common stock on The Nasdaq SmallCap for the 12 trading days from October 12, 2005 (the day following our issuance of the press release described in the “Recent Developments” section of this prospectus) through October 27, 2005 (the day prior to the date of this prospectus). The actual per share purchase price of the Series B Convertible Preferred Stock, if the Series B financing is completed, could be different than the amount we have assumed for the purposes of the following table, which would affect the number of shares of Series B Convertible Preferred Stock we would be required to issue in the Series B financing, the number of shares of common stock subject to the warrants we would be required to issue in the Series B financing, and the adjustment of the conversion price of our Series A Convertible Preferred Stock that would be required as a result of the issuance of securities in the Series B financing. The purchasers in the Series B financing have agreed that the issuance of securities in the Series B financing will not result in a reduction of the conversion price of our Series A Convertible Preferred Stock below $1.95. For information regarding the formula that will be used to determine the per share purchase price of our Series B Convertible Preferred Stock, see the “Recent Developments” section of this prospectus.
     We have determined beneficial ownership indicated in the following table in accordance with the rules of the SEC. Under those rules, if a person holds options or warrants to purchase shares of our common stock that are exercisable within 60 days after October 26, 2005, those shares are included in the person’s reported holdings and in the calculation of the percentage of our common stock owned by that person. All warrants to purchase common stock that we issued in connection with our June 2004 private placement of Series A Convertible Preferred Stock became fully exercisable on December 20, 2004, and all warrants that we will be required to issue in connection with the Series B financing, if it is completed, will be immediately exercisable.
     Holders of our Series A Convertible Preferred Stock generally vote with holders of our common stock on an as-converted basis on any matter (other than the election of directors) presented for stockholder action or consideration, except that the maximum number of votes represented by each share of Series A Convertible Preferred Stock is 8.5369, which is subject to adjustment for stock splits, recapitalizations and similar adjustments to our capital stock. Holders of our Series B Convertible Preferred Stock will generally vote with holders of our common stock on an as-converted basis on any matter (other than the election of directors) presented for stockholder action or consideration, except that the maximum number of votes represented by each share of Series B Convertible Preferred Stock will be limited to a number equal to (x) ten times the initial stated value of the Series B Convertible Preferred Stock divided by (y) the closing bid price of our common stock on the last trading day prior to the date the Series B Convertible Preferred Stock is issued, which maximum number will be subject to adjustment for stock splits, recapitalizations and similar adjustments to our capital stock. Based on the assumptions noted above, and assuming the closing bid price of our common stock on the last trading day prior to the date the Series B Convertible Preferred Stock is issued is $1.39 (which was the closing bid price on the day prior to the date of this prospectus), the initial maximum number of votes represented by each share of Series B Convertible Preferred Stock would be 9.0288. Except as otherwise indicated and subject to the effect of applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all shares of our capital stock that they beneficially own.

	Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Number		Percent
5% Stockholders
The Canopy Group, Inc.	14,463,285	(2)	21.8%
333 South 520 West, Suite 300
Lindon, Utah 84042
Entities affiliated with Advent International Corporation (3)	22,995,362	(4)	34.6%
c/o Advent International Corporation
75 State Street, 29th Floor
Boston, Massachusetts 02109
EMC Corporation	7,857,782	(5)	11.8%
176 South Street
Hopkinton, Massachusetts 01748

Directors and Certain Executive Officers
Thomas P. Raimondi, Jr.	979,714	(6)	1.5%
Lawrence P. Begley	—		*
Franz L. Cristiani	120,001	(7)	*

	Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Number		Percent
William Mustard	14,463,285	(8)	21.8%
Michael Pehl	22,995,362	(9)	34.6%
John T. Repp	105,001	(10)	*
Kent D. Smith	100,001	(11)	*
Nick Boland	515,468	(12)	*
Jon Caputo	73,962	(13)	*
Keith Clark	777,903	(14)	1.2%
Scott J. Poteracki	201,479	(15)	*
Richard L. Ruskin	258,206	(16)	*
All directors and executive officers as a group (12 persons)	40,590,382	(17)	58.5%

*	Less than 1%.
(1) Unless otherwise indicated, the address for each beneficial owner is c/o MTI Technology Corporation, Attn: Corporate Secretary, 17595 Cartwright Road, Irvine, California 92614.
(2) Based on the Schedule 13D filed with the SEC on February 24, 2004.
(3) Advent International Corporation (“AIC” or “Advent”) is a Delaware corporation and the general partner of Advent International Limited Partnership (“AILP”), which in turn is the general partner of: Digital Media & Communications III Limited Partnership (“DMC-3”); Digital Media & Communications III-A Limited Partnership (“DMC-3A”); Digital Media & Communications III-B Limited Partnership (“DMC-3B”); Digital Media & Communications III-C Limited Partnership (“DMC-3C”); Digital Media & Communications III-D C.V. (“DMC-3D); and Digital Media & Communications III-E C.V. (“DMC-3E”). AIC is also the general partner of Advent Partners DMC III Limited Partnership (“APDMC-3”) and Advent Partners II Limited Partnership (“APLP-2”) (collectively with DMC-3, DMC-3A, DMC-3B, DMC-3C, DMC-3D, DMC-3E and APDMC-3, the “Funds”). As such, AIC has the sole power to vote and dispose of the securities owned by each of the Funds. Michael Pehl, one of our directors, is a Partner with Advent International Corporation, and therefore exercises voting and investment power (including dispositive power), over the shares held by the Funds. Mr. Pehl disclaims beneficial ownership of securities held by the Funds, except to the extent of his pecuniary interest therein. The Funds hold shares of our Series A Convertible Preferred Stock and related warrants and will, if the Series B financing is completed, also hold shares of our Series B Convertible Preferred Stock and related warrants. See the “Recent Developments,” “Risk Factors” and “Selling Stockholders” sections of this prospectus for information regarding the relationships between and among us, the Funds, EMC Corporation, The Canopy Group, Inc. and their respective representatives.
(4) Based on the Schedule 13D filed with the SEC on June 29, 2004 and in accordance with the assumptions described above, and includes: (i) 5,349,504 shares of common stock issuable upon conversion of 415,617 shares of Series A Convertible Preferred Stock currently held by the Funds, and reflecting the assumed conversion price adjustment resulting from the Series B financing; (ii) 1,191,159 shares of common stock issuable upon exercise of warrants held by the Funds that were issued to them in connection with our sale of Series A Convertible Preferred Stock in June 2004; (iii) 11,951,326 shares of common stock issuable upon conversion of an assumed 1,195,133 shares of Series B Convertible Preferred Stock that will be issuable to the Funds in connection with the Series B financing; and (iv) 4,481,747 shares of common stock issuable upon exercise of warrants that will be issuable to the Funds in connection with the Series B financing. Also includes 16,667 shares of common stock issuable upon exercise of options held by Mr. Pehl that are exercisable within 60 days of October 26, 2005.
(5) Based on the Schedule 13D filed with the SEC on October 15, 2004 and in accordance with the assumptions described above, and includes: (i) 1,945,274 shares of common stock issuable upon conversion of 151,147 shares of Series A Convertible Preferred Stock currently held by EMC Corporation, and reflecting the assumed conversion price adjustment resulting from the Series B financing; (ii) 433,149 shares of common stock issuable upon exercise of warrants held by EMC that were issued to it in connection with our sale of Series A Convertible Preferred Stock in June 2004; (iii) 3,983,775 shares of common stock issuable upon conversion of an assumed 398,378 shares of Series B Convertible Preferred Stock that will be issuable to EMC in connection with the Series B financing; and (iv) 1,493,916 shares of common stock issuable upon exercise of warrants that will be issuable to EMC in connection with the Series B financing. See the “Recent Developments,” “Risk Factors” and “Selling Stockholders” sections of this prospectus for information regarding the relationships between and among us, EMC, the Funds, The Canopy Group, Inc. and their respective representatives.
(6) Includes 934,714 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 26, 2005.
(7) Includes 110,001 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 26, 2005.
(8) Based on the facts and assumptions described above, includes 14,463,285 shares of common stock beneficially owned by The Canopy Group, Inc. Mr. Mustard is President and Chief Executive Officer of Canopy. Mr. Mustard was appointed as a director of our company on April 27, 2005. Except to the extent of his pecuniary interest therein, Mr. Mustard disclaims beneficial ownership of all shares beneficially owned by Canopy. See the “Recent Developments,” “Risk Factors” and “Selling Stockholders” sections of this prospectus for information regarding the relationships between and among us, Canopy, the Funds, EMC Corporation and their respective representatives.
(9) Includes 16,667 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 26, 2005 and, based on the facts and assumptions described above, 22,978,695 shares of common stock beneficially owned by the Funds affiliated with Advent International Corporation. Mr. Pehl is a Partner of Advent and one of our directors. Except to the extent of his pecuniary interest therein, Mr. Pehl disclaims beneficial ownership of all shares beneficially owned by Advent. See the “Recent Developments,” “Risk Factors” and “Selling Stockholders” sections of this prospectus for information regarding the relationships between and among us, the Funds, EMC Corporation, The Canopy Group, Inc. and their respective representatives.
(10) Includes 105,001 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 26, 2005.
(11) Includes 100,001 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 26, 2005.
(12) Includes 514,468 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 26, 2005. Mr. Boland resigned as Senior Vice President European Finance on May 31, 2005 and is now a consultant to the company.
(13) Mr. Caputo was elected as an officer on May 25, 2005. Includes 53,562 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 26, 2005.
(14) Includes 777,691 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 26, 2005.
(15) Mr. Poteracki was elected as an officer on November 17, 2004. Includes 126,479 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 26, 2005.
(16) Includes 254,206 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 26, 2005.
(17) Based on the facts and assumptions described above, includes shares of common stock beneficially owned by our directors, executive officers and entities with which they are affiliated, as well as an aggregate of 2,992,790 shares of common stock issuable to such persons upon exercise of options that are exercisable within 60 days of October 26, 2005.

PLAN OF DISTRIBUTION
     The selling stockholders of the common stock of MTI and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	agreements with broker-dealers to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.
     Subject to applicable securities laws, the selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. As of the date of this filing, the selling stockholders do not have any currently open short positions in our securities.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as a principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities pursuant to the terms of the Securities Purchase Agreement and Investor Rights Agreement.
     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will, if required, file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.
     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.
LEGAL MATTERS
     The validity of the shares of common stock offered hereby will be passed on by Morrison & Foerster LLP, Irvine, California.
EXPERTS
     The consolidated financial statements and schedule of MTI Technology Corporation as of and for the years ended April 2, 2005 and April 3, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
     The consolidated financial statements and schedule of MTI Technology Corporation for the year ended April 5, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
     MTI Technology Corporation has agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP’s consent to the incorporation by reference of its audit report on MTI Technology Corporation’s past financial statements incorporated by reference in this prospectus.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules.
     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements, other information and a copy of the registration statement may be inspected by anyone without charge and copies of these materials may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission, at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement and the reports, proxy statements and other information filed by us are also available through the Securities and Exchange Commission’s website on the World Wide Web at the following address: http://www.sec.gov.
INCORPORATION BY REFERENCE
     The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to those documents. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.
     We incorporate by reference the following documents:
1.	Our Annual Report on Form 10-K for the fiscal year ended April 2, 2005 filed with the SEC on July 18, 2005, as amended on Form 10-K/A filed with the SEC on August 1, 2005;

2.	All other reports we have filed with the SEC pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of our fiscal year ended April 2, 2005;

3.	The description of our common stock contained in our Registration Statement on Form 8-A, filed February 15, 1994 under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

4.	All other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering.

     You may request a copy of these filings, at no cost, by writing or calling us at MTI Technology Corporation, 17595 Cartwright Road, Irvine, California 92614, telephone number (949) 251-1101, Attention: Chief Financial Officer.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee.

To be paid by
MTI Technology
Corporation
SEC registration fee	$1,663
Legal fees and expenses	42,500
Accounting fees and expenses	50,000
Miscellaneous expenses	500

Total	$94,663

Item 15. Indemnification of Directors and Officers
     Under Section 145 of the Delaware General Corporation Law, MTI has broad powers to indemnify its directors and officers against liabilities that they may incur in such capacities, including liabilities under the Securities Act. Its Bylaws, as amended, also provide for mandatory indemnification of its directors and executive officers, to the fullest extent permissible under Delaware law.
     MTI’s Certificate of Incorporation, as amended, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a company will not be personally liable to the company or its stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to the company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions or (iv) any transaction from which the directors derived an improper personal benefit. The Restated Certificate of Incorporation also provides that MTI shall indemnify any director or officer to the maximum extent provided by Delaware law, and that such right of indemnification shall continue as to a person who has ceased to be a director or officer of MTI. Responsibility for determinations with respect to such indemnification will be made by the Board of Directors.
     In addition, MTI has entered into indemnity agreements with its directors and certain of its executive officers that require MTI to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of MTI or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of MTI and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
     MTI has obtained a policy of directors’ and officers’ liability insurance that insures the MTI’s directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16. Exhibits

Exhibit Number	Description
4.1	Certificate of Designation of Series A Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on June 17, 2004. (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004.)

4.2	Form of Purchase Warrant issued by the Company to each investor pursuant to the Securities Purchase Agreement, dated June 17, 2004. (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004.)

4.3	Securities Purchase Agreement by and among the Company and the investors named therein, dated June 17, 2004. (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004.)

4.4	Investor Rights Agreement by and among the Company and the investors named therein, dated June 17, 2004 (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004.)

4.5	Voting Agreement by and among Canopy, the selling stockholders and, for limited purposes, the Company, dated June 17, 2004. (Incorporated by reference to the Schedule 13D filed by Advent International Corporation et. al. on June 29, 2004.)

5.1	Opinion of Morrison & Foerster LLP

23.1	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP.

23.2	Consent Of Independent Registered Public Accounting Firm – KPMG LLP.

23.3	Consent of Morrison & Foerster LLP (see Exhibit 5.1).

24.1	Power of Attorney (previously filed).
Item 17. Undertakings
     (a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is confirmed in our periodic reports filed with or furnished to the Commission pursuant to Section 13 of Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 28th day of October 2005.

MTI TECHNOLOGY CORPORATION
By:	/s/ Thomas P. Raimondi, Jr.
Chairman, President and Chief Executive
Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas P. Raimondi, Jr.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 28, 2005

/s/ Scott Poteracki	Chief Financial Officer and Secretary (Principal Financial Officer)	October 28, 2005

/s/ Todd Williams	Vice President and Corporate Controller (Principal Accounting Officer)	October 28, 2005

Franz L. Cristiani*	Director	October 28, 2005

Michael Pehl*	Director	October 28, 2005

John Repp*	Director	October 28, 2005

Kent D. Smith*	Director	October 28, 2005

Lawrence P. Begley*	Director	October 28, 2005

William Mustard*	Director	October 28, 2005

* Executed pursuant to a power of attorney previously filed.

/s/ Thomas P. Raimondi, Jr.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Certificate of Designation of Series A Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on June 17, 2004. (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004.)

4.2	Form of Purchase Warrant issued by the Company to each investor pursuant to the Securities Purchase Agreement, dated June 17, 2004. (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004.)

4.3	Securities Purchase Agreement by and among the Company and the investors named therein, dated June 17, 2004. (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004.)

4.4	Investor Rights Agreement by and among the Company and the investors named therein, dated June 17, 2004 (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004.)

4.5	Voting Agreement by and among Canopy, the selling stockholders and, for limited purposes, the Company, dated June 17, 2004. (Incorporated by reference to the Schedule 13D filed by Advent International Corporation et. al. on June 29, 2004.)

5.1	Opinion of Morrison & Foerster LLP

23.1	Consent of Independent Registered Public Accounting Firm – Grant Thorton LLP.

23.2	Consent Of Independent Registered Public Accounting Firm – KPMG LLP.

23.3	Consent of Morrison & Foerster LLP (see Exhibit 5.1).

24.1	Power of Attorney (previously filed).